UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release

Santiago, Chile, September 24, 2012.- Sociedad Química y Minera de Chile S.A. (SQM) has been qualified as the winner of the National and International Public Tender for the subscription of a Special Operating Contract for the Exploration, Exploitation, and Processing of Lithium Deposits (CEOL) in Chile.

SQM offered the sum of $19,301 million Chilean pesos (equivalent to approximately $40.9 million USA Dollars) for the rights to exploit a total quantity of 100,000 tons of Li (Approximately 532,000 tons of Lithium Carbonate Equivalent) for a maximum period of 20 years from the date of executing the contract.

These rights are subject to conditions that are specified in the tender bases which indicate, among other aspects, that they cannot be used in those zones covered by mining concessions constituted in compliance with the Mining Code of 1932, among which are the mining claims that SQM currently leases from CORFO in the Salar de Atacama.

SQM expects to announce the exploitation project(s) associated with the CEOL during the next 12 months, a period in which the studies and assessments of the various productive alternatives will be continued.

SQM is one of the world’s main participants in the lithium industry, with market presence for over 15 years, investing in the development of this sector with production, research, and technology. The Company has the experience, the know-how, the technology, the financial resources, and, above all, the persons qualified to successfully continue the long term development of this industry.

The lithium market is a competitive worldwide market with currently approximately 20 producers and more than 100 projects under study. The dynamic of the market is related to the assurance of the supply, production quality, productive efficiency, client knowledge, and capacity of adaptation to their requirements. SQM has the necessary attributes to maintain leadership in the development of this industry over the long term.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrient, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in more than 20 countries and sales in over 100 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Kelly O’Brien. 56-2-4252074 / kelly.obrien@sqm.com

Mark Fones. 56-2-4252271 / mark.fones@sqm.com

For media inquiries, contact: Rosalia Vera / rvera@imaginaccion.cl

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term in defined under Federal Securities Laws.

Forward-looking statements

Any forward-looking statements are estimates that reflect the best judgment of SQM management based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements should be considered in light of those factors.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos

Ricardo Ramos

Chief Financial Officer & Business Development SVP

Date: September 24, 2012